GEOLOGICAL REPORT

ON THE

BELL 1-4 MINERAL CLAIMS
OMINECA MINING DIVISION
BRITISH COLUMBIA, CANADA

FOR

THE STALLION GROUP
5728 – 125A STREET
SURREY, BRITISH COLUMBIA
V3X 3G8

BY

R.T. HEARD, P. ENG.
10881 SUNSHINE COAST HIGHWAY
HALFMOON BAY, BRITISH COLUMBIA
V0N 1Y2

MAY 31, 2004

SUMMARY

               The Bell Property, discovered in 1914, has been sporadically prospected and sampled since that time and has produced a small smelter shipment that averaged 0.6 ounces per ton gold, 375 ounces per ton silver and 2.4% copper.

               Sampling has verified significant concentrations of precious and base metals outcropping over an aerial extent of 400 meters on strike and 200 meters vertically. This mineralization suggests the possibility that the property could produce economic grades over sizeable widths.

               A two-phase exploration program to evaluate and test this thesis is recommended at a cost of $145,000.

INTRODUCTION

Location and Access

               The property is located approximately 25 miles south west of Telkwa, B.C., at 54º 37' north latitude and 127º 40' west longitude, one-half mile north of Milk Creek, at an approximate median elevation of six thousand feet.

               Access can be obtained by four-wheel drive vehicle from Telkwa along the B.C. Hydro power line access road that extends through Telkwa Pass. The centre of the property lies approximately one mile west of the 25-mile point from Telkwa. Access can also be gained by helicopter from Smithers, B.C., approximately 30 miles.

Mineral Property

               The BELL property consists of four – two post mineral claims. They were staked and recorded April 24, 1998. The registered owner is Angel Jade Mines (Free Miner's Certificate 13115). Claim details are as shown below.

CLAIM NAME	TENURE NUMBER	DATE OF EXPIRY

Bell 1	362113	April 24, 2004
Bell 2	362114	April 24, 2004
Bell 3	362115	April 24, 2004
Bell 4	362116	April 24, 2004

All recorded on NTS map sheet 093L, 12E

History

               The property was first staked in 1914. During the period from 1927 to 1929, thirty-six sacks of ore were produced and shipped to the smelter. Average assay grades of this shipment were 0.6 ounces per ton gold, 375.0 ounces per ton silver and 2.4% copper. The property was restaked in the thirties by Jack Hemelspech, a local prospector, who kept the ground in good standing up to the time of his death in 1974. In 1981 the ground was staked by David Price and examined in detail by Lacana Mining Corporation in September of that year. Lacana staff collected 37 rock samples from outcrop and float during a two-day examination. Although 13 of these samples assayed in excess of 0.05 ounces per ton gold and 15.0 ounces per ton silver, Lacana does not appear to have optioned the property and Mr. Price allowed it to lapse in 1989.

               In 1989, the property was staked as the Mel claims and in 1998 restaked as the Bell claims by Angel Jade Mines.

               This author visited the property in September 2001 to confirm staking of the Bell claims and verify claim post locations. In addition, the author performed limited sampling over parts of the property in 1993 and 1997 for Angel Jade Mines and in 2003 for Sterling Group Ventures, Inc.

GEOLOGY

General Geology

The Smithers map – area is underlain by the Lower and Middle Jurassic essentially volcanic Hazelton Group; by the Middle and Upper Jurassic mainly sedimentary Bowser Lake Group; by the Volcanic and sedentary Lower Cretaceous Skeena Group; and, by the Tertiary volcanic Endako and Ootsa Lake Groups. The Early Jurassic Topley Intrusions cut the lower part of the Hazelton Group and a variety of intermediate to acidic plutons of Late Cretaceous to Eocene age intrude most older units throughout the area.

               Structurally the area is dominated by a multitude of steep normal faults. Few contacts between map-units are unfaulted and these are mainly intrusive or contacts between younger map-units. Folding is common only in the few sedimentary units and is spatially and genetically related to the Eocene thrust faults." (Tipper, 1976)

Local Geology

               The oldest rocks in the area of the project are Hazelton Group volcanics of Middle Jurassic age. The oldest, Telkwa Formation of variegated red, maroon, grey-green breccia, tuff and flows of basaltic to rhyolitic composition are found in fault contact with a red tuff member of the Nilkitwa Formation, a red to brick red, fine-grained tuff and fine breccia.

               Nakina Intrusions of Eocene age are found in outcrop as a small plug in the center of the claim group. These intrusions are composed of quartz monzonite and felsite, in part porphyritic.

               The normal fault, which virtually cuts the project area is half, has been traced north – south for 50 miles. This fault, in combinations with the intrusions, was probably the heat source for the mineralizing fluids.

Mineralization

               The mineralization is hosted in quartz veins and altered members of a metasedimentary –volcanoclastic package. Detailed mapping has yet to be carried out on the property. The gold and silver values often occur in association with a sulphide mix of galena, sphalerite, chalcopyrite, pyrite and pyrrhotite.

Sample Results

               (a.) Bulk Sample - smelter shipment 1929
                               36 sacks – no weights
                               Smelter assay –   0.60 ounces per ton gold
                                                             375.00 ounces per ton silver
                                                             2.4% copper

               (b.) Lacana Mining Corporation - 1981
                                 Lacana has reported the assay results from 37 samples of representative material collected near old workings and channelled from veins. The Lacana methodology was to remove continuous chip samples using two rock picks, one as a moil and one as a striking hammer. Samples were collected in plastic sample bags, tagged and flown to Min-En Laboratories facility in Smithers where they were crushed, pulverized and analyzed using standard fire-assay and chemical techniques for gold, silver and lead. Some check assays were performed at Bondar Clegg Laboratories on rejects supplied by Min-En, on those samples that reported high values on the initial assay returns.

LACANA – ASSAY RESULTS

Sample	Au o/t	Ag o/t	Pb %	SampleType/Width
1800	.021	0.20	0.01	Grab
1801	.001	0.02	0.01	Grab
1802	.121	113.06	7.92	Chip/0.8m
	.210	103.15	7.68
1803	.098	19.15	1.56	Chip/1.0m
	.095	17.60	1.41
1804	.036	48.00	0.38	Chip/0.5m
	.064	50.50	0.38
1805	.002	0.49	0.08	Chip/0.2m
1806	.035	10.50	0.40	Chip/1.0m
	.063	10.00	0.35
1807	.002	.18	0.02	Chip/2.0m
1808	.360	43.30	2.96	Chip/2.0m
	.410	44.10	2.65
1809	.005	0.63	0.08	Chip/0.5m
1810	.003	0.18	0.01	Grab
1811	.007	2.38	0.19	Chip/1.0m
	.110	2.15	0.18
1812	.08	26.90	0.17	Chip/0.5m
	.15	26.43	0.19
1813	.079	34.60	4.42	Grab
	.095	34.63	3.98
1814	.046	22.65	4.93	Grab
	.073	20.97	4.20
1815	.052	9.20	0.48	Grab
	.110	8.46	0.45
1816	.070	20.50	1.70	Selected Grab
	.073	18.57	1.62
1817	.870	52.80	1.69	Composite
	.880	49.90	1.52
1818	.003	0.19	0.02	Chip/3.0m
1819	.002	0.06	0.01	Channel / 0.3 x 1.0m
1820	.021	1.22	0.13	Chip/0.5m
	.006	1.41	0.15
1821	.015	0.30	0.03	Chip/0.8m
1822	.012	0.63	0.05	Chip/0.8m
1823	Lost Sample			Chip/0.3m

Sample	Au o/t	Ag o/t	Pb %	Sample Type/Width
1824	.176	38.20	4.42	Representative Dump
1825	.004	0.34	0.08	Random Chip/0.5x4.0m
1826	.030	2.80	0.21	Random Chip/0.5x4.0m
	.083	2.34	0.21
1827	.051	16.00	1.28	Chip / 0.5 x 2m
	.081	15.03	1.22
1828	.001	0.22	0.01	Random Chip/25.0m
1829	.002	0.07	0.01	Random Chip/25.0m
1830	.036	1.93	4.41	Chip/0.5m
	.047	1.78	4.20
1831	.001	0.08	0.04	Chip / 5.0m
1832	.003	0.39	0.01	Grab
1833	.011	0.14	0.01	Grab
	MoS2- 1.27%
1834	.318	31.95	7.38	Grab
	MoS2-.017%
	.440	30.65	7.25
1000	.003	0.13	0.02	Grab
1001	.435	179.00	1.43	Grab

              (c.) Mel Property – Jim Thomas / John Baker – 1992

Mel-Pit 1-Dump material	.410	opt gold
	133.29	opt silver
	2.32	% copper
	11.80	% lead
	1.05	% zinc

              (d.) R. T. Heard &Associates Ltd. – 1993 Assay Results

Sample No.	Description	Au (opt)	Ag (opt)
Mel – A	Pit, NW of vein,2.0ft	.005	0.37
Mel – B	Pit, Chip – 6" vein	.137	70.32
Mel – B2	Dump – selected grab	.188	127.60
Mel – C	Decline area, selected dump material	.193	58.79

              (e.) R. T. Heard & Associates Ltd. – 1997 Assay Results

                            During a re-examination of the property in 1997, this author re-sampled the main pit area – samples 119001 and 002 and the inclined shaft dump 19011. As well, two trenches were dug along strike from the pit area, chip sampled and analyzed using a 30 element induced coupled plasma (ICP) procedure.

Sample No.	Description	Au (opt)	Ag (opt)	Cu %	Pb %	Zn %
119001	Pit #1, 2' chip along 6" vein	.196	223.32	1.89	7.98	2.06
119002	Pit #1 – Grab	.012	3.06	1.25	1.71	0.17
119011	Decline – Grab	.593	112.81	2.34	15.90	0.34

              A description of sample locations follows:

Sample No.	Description-Location	Sample Length	Assay – Ag grams
119003	Trench 1	0-5 feet	2.3
119004	"	5-10 feet	2.1
119005	"	10-15 feet	7.5
119006	"	15-20 feet	2.6
119007	"	20-25 feet	7.5
119008	"	25-30 feet	17.4
119009	"	30-35 feet	6.0
119010	Trench 2	0-15 feet	20.3

(f.) R. T. Heard & Associates Ltd. & Sterling Group Ventures, Inc. – 2003 Assay Results
               At the end of the 2003 field season, Sterling Group Ventures, Inc. which held an option to acquire the claims from Angel Jade provided certain exploration expenditures were carried out over a three year period, retained the author to fully grid and map the Bell claims, to geochemically sample the claims and to complete 600 feet of diamond drilling to better evaluate the potential for further exploration of the property. A planned electromagnetic survey of the claims could not be flown due to inclement weather. The planned dewatering of the inclined shaft and pit was also not performed as a result of heavy rains, high winds and early snow. All samples from the exploration program were analysed using a 30 element ICP procedure.

              A description of sample locations follows:

Sample No.	Description-Location	Sample Length	Assay – Ag grams
031197701	Diamond Drill Hole 1	0-10 feet	>0.1
031197702	"	10-20 feet	1.1
031197703	"	20-30 feet	5.5
031197704	"	30-40 feet	8.6
031197705	"	40-50 feet	1.5
031197706	"	50-60 feet	29.4
031197707	"	60-70 feet	3.0
031197708	"	70-80 feet	2.1
031197709	"	80-90 feet	6.0
031197710	"	90-100 feet	6.1
031197711	Diamond Drill Hole 2	0-10 feet	>0.1
031197712	"	10-20 feet	>0.1
031197713	"	20-30 feet	1.5
031197714	"	30-40 feet	2.1
031197715	"	40-50 feet	1.5
031197716	"	50-60 feet	1.4
031197717	"	60-70 feet	2.0

Sample No.	Description-Location	Sample Length	Assay – Ag grams
031197718	Diamond Drill Hole 2	70-80 feet	6.0
031197719	"	80-90 feet	4.0
031197720	"	90-100 feet	>0.1
031197721	Diamond Drill Hole 3	0-10 feet	6.3
031197722	"	10-20 feet	9.8
031197723	"	20-30 feet	17.5
031197724	"	30-40 feet	42.6
031197725	"	40-50 feet	6.7
031197726	"	50-60 feet	11.4
031197727	"	60-70 feet	6.9
031197728	"	70-80 feet	6.3
031197729	"	80-90 feet	6.8
031197730	"	90-100 feet	9.0
031197731	Diamond Drill Hole 4	0-10 feet	7.4
031197732	"	10-20 feet	12.1
031197733	"	20-30 feet	56.7
031197734	"	30-40 feet	42.4
031197735	"	40-50 feet	17.5
031197736	"	50-60 feet	17.4
031197737	"	60-70 feet	6.0
031197738	"	70-80 feet	16.3
031197739	"	80-90 feet	12.0
031197740	"	90-100 feet	9.5
031197741	Diamond Drill Hole 5	0-10 feet	>0.1
031197742	"	10-20 feet	>0.1
031197743	"	20-30 feet	3.5
031197744	"	30-40 feet	7.6
031197745	"	40-50 feet	6.5
031197746	"	50-60 feet	7.4
031197747	"	60-70 feet	9.3
031197748	"	70-80 feet	8.7
031197749	"	80-90 feet	4.4
031197750	"	90-100 feet	9.7
031197751	Diamond Drill Hole 6	0-10 feet	8.3
031197752	"	10-20 feet	6.1
031197753	"	20-30 feet	19.5
031197754	"	30-40 feet	9.6
031197755	"	40-50 feet	9.5
031197756	"	50-60 feet	9.4
031197757	"	60-70 feet	16.0
031197758	"	70-80 feet	7.0
031197759	"	80-90 feet	8.3
031197760	"	90-100 feet	9.1

              These results show an elevation of silver and iron values along strike. The add further weight to recommending additional exploration of the Bell claims. An electromagnetic survey should be able to map any structures through this area and is therefore recommended along with increased diamond drilling to deeper levels and over a broader base.

CONCLUSIONS

              The Bell property contains significant concentrations of precious metals hosted by and adjacent of flat lying quartz veins. These veins outcrop over a vertical distance in excess of 200 meters with strike lengths over 400 meters.

              Preliminary sampling by Lacana, Thomas/Baker, Heard and Sterling suggests that the mineralization could approach economic grades over sizeable widths. A three-phase exploration program is proposed, using further geological mapping, prospecting, geochemical sampling, electromagnetic survey, both ground based and airborne, and diamond drilling to further evaluate this prospect. The estimated cost of the recommended program is $145,000.

RECOMMENDATIONS

A two-phase exploration program is proposed.

Phase 1.	Re-establish the 2003 grid and base line with 25-meter stations and cross lines run every 50 meters for 100 meters each side of the baseline. Conduct an electromagnetic and an airborne geomagnetic surveys over the grid with readings taken every 25 meters along the lines. Rock and geochemical sample those areas determined by the previous and current geological and EM surveys. Diamond drill prospective geological areas.

	These surveys will require two to three weeks. The estimated cost is as follows:

	Grid materials (pickets, paint, flagging etc.)	1,000
	Geological and Geochemical supplies	500
	EM Survey (5.2 km x 200/km), mob & demob	3,000
	Wages and fees	9,000
	Camp equipment, operation	2,500
	Helicopter costs	9,000
	Diamond drilling, (800 ft x $17/ft)	13,600
	Assaying	2,000

	Sub Total	40,600
	Contingencies	4,400

	Cost for Phase 1	$45,000

Phase 2.	Contingent upon favourable results from Phase 1, a second phase of exploration will be directed towards the continuation of the diamond drilling. It is anticipated that some additional geological mapping, prospecting and some geochemical sampling will take place as the drilling progresses but specific separate funding for that is not identified here.

Cost to complete Phase 2 is estimated to be:

Transportation	4,000
Wages and fees	14,000
Camp equipment and operation	11,000
Helicopter costs	14,000
Diamond drilling (1800 ft x $17/ft)	30,600
Assaying	5,500
Camp cook, Industrial First Aid	4,000
Field costs, including drill fuel ($4.00/ft.)	7,500

Subtotal	90,600
Contingencies	9,400

Total Costs for Phase 2	100,000

SELECTED REFERENCES

Armstrong, J. E. (1944): Smithers, British Columbia; Geological Survey of Canada, Preliminary Map, Paper 44-23.

Carter, N.C. (1973): Geology of the Northern Babine Lake Area, B.C.; Department of Mines and Petroleum Resources, Preliminary Map No.12.

Carter, N.C. (1974): Geology and Geochronology of Porphyry Copper and Molybdenum Deposits in West – Central British Columbia; University of British Columbia, Phd Thesis.

Gower, S.C. (1982): A Report on the Trenching, Sampling and Related Geological Mapping on the Dome #1 Group Mineral Claims; Assessment Report 10,152.

Jones, R.H.B. (1926): Geology and Ore Deposits of Hudson Bay Mountain, Coast District, British Columbia; Geological Survey of Canada, Summary Report, 1925, Part A.

Kirkham, R.V. (1969): A Mineralogical and Geochemical Study of the Zonal Distribution of Ores in the Hudson Bay Range, British Columbia; University of Wisconsin Doctoral Thesis.

Leach, W.W. (1907A): The Telkwa Mining District, British Columbia; Geological Survey of Canada, Summary Report, 1906.

Leach, W.W. (1907B): Telkwa River and Vicinity; Geological Survey of Canada, Separate Report, 988.

Leach, W.W. (1908): The Bulkley Valley, British Columbia; Geological Survey of Canada, Summary Report,1907.

Leach, W.W. (1909): The Bulkley Valley and Vicinity; Geological Survey of Canada, Summary Report, 1908.

Richards, T.A. (1976): Takla Project; McConnell Creek East – Half Map Area; Geological Survey of Canada, in Report of Activities, Paper 76-1, Part A.

Tipper, H.W. (1971): Smithers Map Area, British Columbia; Geological Survey of Canada, Report of Activities, Paper 71-1, Part A; pages 34-37.

Tipper,H.W. (1976): Smithers Map 93L. Geological Compilation by H.W. Tipper, 1976, Field Work T.A. Richards (1970-71) and H.W. Tipper, Geological Survey of Canada, Open File 351.

Tipper, H.W. and T.A. Richards (in press): Jurassic Stratigraphy and History of North-Central British Columbia; Geological Survey of Canada, Bulletin.

AUTHOR'S QUALIFICATIONS

I, RICHARD T. HEARD, of 10881 Sunshine Coast Highway, Halfmoon Bay, British Columbia, do hereby certify that:

1.	I am a registered Professional Engineer in good standing in the Association of Professional Engineers and Geoscientists of British Columbia.

2.	I am a graduate of Haileybury School of Mines, 1958 and of the Montana College of Mineral Science and Technology, Butte, Montana with BSc in Geological Engineering, 1971.

3.	I have been practising my profession as an Exploration Geologist for more than 40 years and as a Professional Engineer for the past 30 years.

4.	This report is based on a search of published literature as well as a personal knowledge of the area. I have visited the property on those times listed herein.

5.	I do not beneficially own, directly or indirectly, any securities of The Stallion Group or any affiliate, nor do I expect to receive any interest, direct or indirect in The Stallion Group or any of its affiliates.

6.	I hereby grant my permission for The Stallion Group to use this report for any legal purposes normal to the business of The Stallion Group.

Dated at Vancouver, British Columbia this 31st day of May, 2004.

/s/ "R.T. Heard"

R.T. Heard, P. Eng.